Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration Statement No. 333-141513

SUPPLEMENT NO. 3
dated January 17, 2008
to the Prospectus dated May 1, 2007
for the TIAA Real Estate Account

This prospectus supplement should be read in conjunction with the TIAA Real Estate Account’s prospectus, dated May 1, 2007, as supplemented to date, which we refer to collectively as the prospectus. This prospectus supplement is qualified in its entirety by reference to the prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the prospectus.

REAL ESTATE ACCOUNT EXPENSE DEDUCTIONS AND CHANGE IN SERVICE PROVIDERS

In keeping with the Real Estate Account’s “at cost” expense structure, the amounts deducted on a daily basis from the Account are based on estimated expenses and, as described in the prospectus, any differences between these estimates and the actual expenses are adjusted during the following quarter to reflect actual costs. Please be advised that the actual expenses incurred or anticipated to be incurred by the Account through April 30, 2008, are higher than previously estimated for that period.

Effective January 1, 2008, the administrative functions previously performed for the Real Estate Account by TIAA-CREF Individual & Institutional Services, LLC (“Services”) (which, as described in the prospectus, include receiving and allocating premiums, calculating and making annuity payments and providing recordkeeping and other services) will be performed by Teachers Insurance and Annuity Association of America (“TIAA”). Distribution services for the Real Estate Account, which include, without limitation, distribution of the annuity contracts, advising existing annuity contract owners in connection with their accumulations and providing assistance in designing, installing and providing administrative services to retirement plans for participating institutions and contract owners, will continue to be performed by Services. Both administrative and distribution services will continue to be provided to the Real Estate Account by TIAA and Services, as applicable, on an at cost basis.

Accordingly, the last sentence of the fourth paragraph on the cover of the prospectus is replaced with the following:

The current estimated annual expense deductions from the Account’s net assets total 0.905% .

In addition, the following table reflects the revised estimates that replace the estimated expenses in the table appearing on page 5 of the prospectus in the section entitled “Summary of Account’s Expense Deductions,” and in the table appearing on page 57 of the prospectus in the section entitled “Expense Deductions.” These revised estimates do not reflect a change in the Account’s actual expense rate; however, the amount deducted each day will include both the amount reflecting the expense rate and an amount determined by the reconciliation process described on pages 5 and 58 of the prospectus.

	Estimated
	Percent of Net
Type of Expense Deduction	Assets Annually	Services Performed

Investment Management	0.280%	For TIAA’s investment advice, portfolio accounting, custodial services and similar
		services, including independent fiduciary and appraisal fees
Administration	0.335%	For administrative services performed by TIAA, such as receiving and allocating
		premiums and calculating and making annuity payments
Distribution	0.080%	For TIAA-CREF Individual & Institutional Services, LLC (“Services”) expenses
		related to distributing the annuity contracts
Mortality and Expense Risk	0.050%	For TIAA’s bearing certain mortality and expense risks
Liquidity Guarantee	0.160%	For TIAA’s liquidity guarantee
Total Annual Expense Deduction[1,2]	0.905%	For total services to the Account

1 TIAA guarantees that the total annual expense deduction will not exceed an annual rate of 2.50% of average net assets.
2 TIAA currently does not impose a fee on transfers from the Account, but reserves the right to impose a fee on transfers from the Account in the future.

Due to changes in the Account’s estimated expenses, the expense example chart at the bottom of page 5 of the prospectus should be replaced by the following chart, which assumes a 5% annual return on assets and an annual expense deduction equal to 0.905% .

1 Year	$9
3 Years	$28
5 Years	$49
10 Years	$109

A11545 1/08